SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2023 FIRST QUARTER RESULTS1

“A good start to the year, delivering another quarter of consistent top line and bottom line growth, with margin expansion.” – Jean Jereissati, CEO

Total Volume (organic)

-0.4% vs LY

Total volume slightly declined as growth in Brazil (NAB +7.3% and Beer +0.8%), and in Canada (+5.0%) were more than offset by Latin America South (“LAS”) (-7.8%), impacted by a challenging macroeconomic environment, and Central America and the Caribbean (“CAC”) (-5.0%) despite sequential recovery in the Dominican Republic.

Net Revenue (organic)

+26.5% vs LY

Top line performance driven by net revenue per hectoliter (“NR/hl”) growth of 26.9%. Net revenue grew in all our business units: LAS[2] +66.3%, Brazil NAB +18.6%, Canada +15.1%, Brazil Beer +14.4%, and CAC +3.9%.

Normalized EBITDA (organic)

+39.9% vs LY

Normalized EBITDA growth was driven by LAS (+97.0%), Brazil NAB (+47.1%), Brazil Beer (+24.4%) and Canada (+3.5%), and partially offset by CAC (-2.1%). Performance was led by top line growth, with Normalized EBITDA margin expansion of 310 bps despite commodities prices impacting COGS.

Normalized Profit R$ 3,839.8 million Normalized profit increased by 8.1% versus R$ 3,551.6 million in 1Q22, mainly driven by EBITDA growth.

Cash flow from operating activities

R$ (576.3) million

Cash flow from operating activities declined compared to R$ 519.8 million in 1Q22, explained mostly by phasing of raw material purchase and lower inventory build-up impacting payables, as well as higher income tax withholding on interest on shareholders’ equity (IOC).

Sustainability

We announced a partnership to install in our plants charging stations for our fleet of electric trucks.

Following the election of our Board of Directors in our Annual Shareholders’ Meeting, we now have three women on our Board, being recognized by Women on Board.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended March 31, 2023, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 16).

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MANAGEMENT COMMENTS

Starting the year with sustained top line performance driving double-digit growth in the bottom line and margin expansion

Since the COVID pandemic, we focused on a top line-led recovery, working to build momentum through a step change in volumes as well as improving NR/hl performance consistently over time. Although EBITDA growth and margins were negatively impacted by significant cost and expense inflation, we believed that once cost inflation began to be less of a headwind, bottom line growth and margins expansion would follow. Our first quarter results illustrate this dynamic well: net revenue increased by 26.5%, EBITDA grew by 39.9%, gross margin expanded 290 bps and EBITDA margin expanded 310 bps.

Our business momentum continued, led once again by Brazil. Performance was fueled by our commercial execution during the first full Carnival post-pandemic and healthier brands, as we lapped a strong 1Q22 when mask mandates were lifted in the country. Volumes grew by 2.5% (+0.8% in Beer and +7.3% in NAB) and market share was stable in both businesses according to our estimates. As for international operations, our performance improved despite the challenging macro environments we faced in several Latin American markets impacting volumes (-7.8% in LAS and -5.0% in CAC), while in Canada volumes grew (+5.0%) due to a better industry and market share gains, according to our estimates.

Top line performance accelerated sequentially despite persistent macro volatility in many markets. Disciplined commercial execution led NR/hl to increase by 26.9% versus 1Q22, above the rolling 12-month (R12M) inflation in each reporting business unit, which more than offset consolidated volume declining 0.4%. In Brazil, NR/hl increased by 12.3% (+13.5% in Beer and +10.6% in NAB), ahead of volume performance, due to a combination of price increases carry over, a consistent and disciplined revenue management strategy and a positive premium mix, driving top line growth of 15.1% (+14.4% in Beer and +18.6% in NAB). In our international operations, revenue management initiatives continued to drive NR/hl growth (+80.3% in LAS, +9.3% in CAC and + 9.6% in Canada) as inflation remained higher than normal levels, while in Canada positive brand and channel mix also helped.

In terms of costs, we expected a tougher start to the year. Even though Cash COGS per hectoliter growth started to decelerate in many of our markets, given the timing of commodity hedges (mainly aluminum and barley), our costs remained under pressure this quarter, resulting in an increase of 19.3% in Cash COGS on a consolidated basis. Brazil Beer Cash COGS per hectoliter (excluding non-Ambev marketplace) increased by 15.3%, while in Brazil NAB it grew by 3.0%, in LAS +50.0%, in CAC +8.7%, and in Canada +14.6%. Consolidated Cash SG&A, however, grew by 26.8%, driven by continued inflationary pressure and higher sales and marketing investments behind our brands, while savings initiatives helped to minimize the escalation of administrative expenses. In Brazil, Cash SG&A grew by 11.5% (+9.3% in Beer and +25.2% in NAB), in LAS +73.3%, in CAC +31.8%, and in Canada +16.6%.

As a result, in Brazil Normalized EBITDA increased by 27.2% (+24.4% in Beer and +47.1% in NAB), while margins improved: gross margin expanded 70 bps (+10 bps in Beer and +420 bps in NAB) and Normalized EBITDA margin expanded 290 bps (+250 bps in Beer and +530 bps in NAB). As for our international operations, Normalized EBITDA grew in LAS (+ 97.0%), where both gross margin and Normalized EBITDA margin expanded (+730 bps and +600 bps, respectively), and Canada (+3.5%), where both gross margin and Normalized EBITDA contracted (-140 bps and -210 bps, respectively). In CAC Normalized EBITDA declined by 2.1%, with gross margin expanding 240 bps, while Normalized EBITDA margin contracted 230 bps.

Financial highlights - Ambev consolidated	1Q22	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	45,082.3	44,921.2	-0.4%	-0.4%
Net revenue	18,439.2	20,531.7	11.3%	26.5%
Gross profit	9,024.7	10,400.1	15.2%	33.8%
% Gross margin	48.9%	50.7%	180 bps	290 bps
Normalized EBITDA	5,522.9	6,444.4	16.7%	39.9%
% Normalized EBITDA margin	30.0%	31.4%	140 bps	310 bps

Profit	3,528.8	3,819.2	8.2%
Normalized profit	3,551.6	3,839.8	8.1%
EPS (R$/shares)	0.22	0.23	8.4%
Normalized EPS (R$/shares)	0.22	0.24	8.3%

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Ambev as a platform

As our business continued to evolve, we kept focused on executing and delivering results in each of the five pillars of our framework:

Sustainability

In the context of our climate action commitment, in April we announced a partnership with Raízen, a Brazilian energy company, to install in our plants charging stations for our fleet of electric trucks. In principle, Raízen will annually supply 480 MWh of clean and certified renewable energy, helping to reduce around 110 thousand liters of diesel consumption and 300 tons of CO2 per year. The first station was installed in our brewery located in the city of Rio de Janeiro and will be responsible for charging 20 electric trucks.

We also started to recover biogas generated in the effluent treatment stations of four breweries in Brazil (Sapucaia do Sul, in the state of Rio Grande do Sul; Itapissuma, in the state of Pernanbuco; Teresina, in the state of Piauí; and Manaus, in the state of Amazonas) and in Ypane brewery in Paraguay, increasing the percentage of renewable calorific energy to 41.1% in March 2023.

In March, the fourth edition of Aceleradora 100+, our acceleration program focused on startups whose activities relate to our 2025 sustainability goals, came to its end. This edition was carried out in partnership with Quintessa, Plataforma Parceiros pela Amazônia, Ball, Valgroup, Pepsico and Machado Meyer, and awarded “O2Eco” as the winner startup for developing a new technology to improve the quality and availability of water using the microorganisms present in any bed of water.

On the reputation front, the quarter was marked by the disclosure of significant results, with the rankings coordinated and disclosed by Merco, the leading corporate reputation monitor in Latin America, highlighting the Company’s external perception. In Brazil, we maintained second place for the fifth consecutive year, while in Bolivia we sustained the first position for the sixth consecutive year and in Argentina we went from fifth to fourth place.

As part of “Bora”, our productive inclusion program, we launched the Aprimore program in partnership with SEBRAE (a Brazilian entity that promotes competitiveness and sustainable development of micro and small ventures), aiming at accelerating craft breweries and fostering brewers ecosystem. At its pilot stage, the program will select five breweries from the state of Bahia, in the Northeast region of Brazil, which will receive assistance on the main management challenges they face, such as market connections, brand exposure in events, business rounds and visits to the Colorado Brewery for benchmarking, and even support to enroll in beer competitions. In addition to such initiative, in order to keep empowering a diverse landscape in the brewing universe, we offered two thousand scholarships for training women in brewing practice, making it the largest course of the segment, called CervejeiraSouEu.

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Also, given our sustainability strength and leadership in the beverage sector, our Corporate Affairs Vice President Officer was elected for the General Assembly of the Brazilian Network for the United Nations Global Compact (UNGC) for a 3-year term, supporting the UNGC’s effort on achieving the 2030 Sustainable Development Goals in Brazil.

At our Annual Shareholders’ Meeting held on April 28th, 2023, Luciana Pires Dias and Carlos Lisboa were elected as new members of our Board of Directors, bringing more diversity in terms of gender and experience. With the new composition, we now have three women on our Board of Directors, being recognized by Women on Board.

Lastly, our 2022 Annual and ESG Report covering our achievements and results for the main topics that are material to our business, our way of doing business, how our people are leading transformation and our agenda with society will be published soon on our website.

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KEY MARKETS PERFORMANCES

Brazil Beer: commercial momentum continued with super premium and premium brands growing mid-thirties and with stable market share

•	Operating performance: consistent execution of our commercial strategy during Carnival festivities led to a 0.8% volume increase despite a challenging comparable given the strong recovery of the out of home consumption occasions after the mask mandate was lifted in March 2022. Net revenue was up 14.4%, with NR/hl growing sequentially and by 13.5% versus 1Q22, driven by price increases carry over, disciplined revenue management initiatives, especially during Carnival, and a positive brand mix. Cash COGS/hl increased by 13.6% (15.3% excluding the sale of non-Ambev products on the marketplace), mostly due to anticipated commodities headwinds (primarily aluminum and barley). Normalized EBITDA was up 24.4%, with Normalized EBITDA margin expansion of 250 bps.
•	Commercial highlights: we continued to invest behind our brands with a more consumer centric approach with our market share remaining stable according to our estimates. Brand health of our super premium and premium focus brands also increased versus last year, leading our super premium and premium portfolio to outperform once again, growing volumes in the mid-thirties, with a highlight to Original, Spaten, Stella Artois and Corona. Core brands remained resilient, delivering volume growth in line with total volumes. In the core plus segment, Budweiser grew volumes and Budweiser Zero continued expanding its distribution, reaching record POC coverage, and volume. We continued to work with our partners in the BEES Marketplace to expand assortment, reaching over 77% of BEES customers. Zé Delivery has now reached 5.0 million MAU (a sequential increase and +9% versus 1Q22) as a result of enhanced coverage and awareness, and its Average Order Value (AOV) was up 16%.
Brazil Beer[3]	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	22,011.4	-		180.0	22,191.3	0.8%	0.8%

Net revenue	8,100.2	-	-	1,170.0	9,270.2	14.4%	14.4%
Net revenue/hl (R$)	368.0	-	-	49.7	417.7	13.5%	13.5%
COGS	(4,192.2)	-	-	(599.3)	(4,791.5)	14.3%	14.3%
COGS/hl (R$)	(190.5)	-	-	(25.5)	(215.9)	13.4%	13.4%
COGS excl. deprec. & amort.	(3,798.3)	-	-	(550.1)	(4,348.4)	14.5%	14.5%
COGS/hl excl. deprec. & amort. (R$)	(172.6)	-	-	(23.4)	(196.0)	13.6%	13.6%
Gross profit	3,908.0	-	-	570.6	4,478.7	14.6%	14.6%
% Gross margin	48.2%				48.3%	10 bps	10 bps
SG&A excl. deprec. & amort.	(2,219.2)	-	-	(207.1)	(2,426.4)	9.3%	9.3%
SG&A deprec. & amort.	(292.1)	-	-	(80.1)	(372.2)	27.4%	27.4%
SG&A total	(2,511.3)	-	-	(287.2)	(2,798.6)	11.4%	11.4%
Other operating income/(expenses)	282.1	(77.7)	-	144.5	348.8	23.7%	70.7%
Normalized Operating Profit	1,678.8	(77.7)	-	427.9	2,028.9	20.9%	26.7%
% Normalized Operating margin	20.7%	0.0%	0.0%	0.0%	21.9%	120 bps	210 bps
Normalized EBITDA	2,364.7	(77.7)	-	557.1	2,844.2	20.3%	24.4%
% Normalized EBITDA margin	29.2%				30.7%	150 bps	250 bps

3 Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 406.3 (14.1% organic growth) and R$ (185.9) (15.3% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

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Brazil NAB: another quarter of consistent double-digit top line and bottom line performance, with margin expansion

•	Operating performance: consistent execution of our commercial strategy coupled with strong brands and wider distribution enhanced by BEES drove a 7.3% volume growth in the quarter, despite facing a challenging comparable given from 1Q22 strong performance (+16.9 versus 1Q21). Net revenue was up 18.6%, with NR/hl growing by 10.6%, led by revenue management initiatives and a positive mix of premium brands and single serve packages. Normalized EBITDA grew by 47.1%, with a 530 bps Normalized EBITDA margin expansion despite higher SG&A expenses.
•	Commercial highlights: premium, energy and health & wellness brands outperformed in volumes once again, mostly driven by H2OH!, Gatorade and our diet/light/zero portfolio. Guaraná Antarctica delivered mid-single digit volume growth, while Pepsi cola brands family grew volumes by mid-teens, with Pepsi Black more than triplicating volumes versus 1Q22.
Brazil NAB[4]	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,575.0	-		550.1	8,125.1	7.3%	7.3%

Net revenue	1,498.0	-	-	278.5	1,776.6	18.6%	18.6%
Net revenue/hl (R$)	197.8	-	-	20.9	218.7	10.6%	10.6%
COGS	(905.9)	-	-	(94.9)	(1,000.8)	10.5%	10.5%
COGS/hl (R$)	(119.6)	-	-	(3.6)	(123.2)	3.0%	3.0%
COGS excl. deprec. & amort.	(851.3)	-	-	(89.3)	(940.5)	10.5%	10.5%
COGS/hl excl. deprec. & amort. (R$)	(112.4)	-	-	(3.4)	(115.8)	3.0%	3.0%
Gross profit	592.1	-	-	183.6	775.8	31.0%	31.0%
% Gross margin	39.5%				43.7%	420 bps	420 bps
SG&A excl. deprec. & amort.	(356.5)	-	-	(90.0)	(446.5)	25.2%	25.2%
SG&A deprec. & amort.	(38.8)	-	-	(25.7)	(64.6)	66.3%	66.3%
SG&A total	(395.3)	-	-	(115.8)	(511.1)	29.3%	29.3%
Other operating income/(expenses)	54.7	(13.7)	-	56.8	97.8	78.7%	138.5%
Normalized Operating Profit	251.5	(13.7)	-	124.7	362.5	44.1%	52.4%
% Normalized Operating margin	16.8%	0.0%	0.0%	0.0%	20.4%	360 bps	450 bps
Normalized EBITDA	345.0	(13.7)	-	156.0	487.3	41.3%	47.1%
% Normalized EBITDA margin	23.0%				27.4%	440 bps	530 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

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BRAZIL

Brazil[5]	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	29,586.4	-		730.0	30,316.4	2.5%	2.5%

Net revenue	9,598.2	-	-	1,448.5	11,046.7	15.1%	15.1%
Net revenue/hl (R$)	324.4	-	-	40.0	364.4	12.3%	12.3%
COGS	(5,098.1)	-	-	(694.2)	(5,792.3)	13.6%	13.6%
COGS/hl (R$)	(172.3)	-	-	(18.7)	(191.1)	10.9%	10.9%
COGS excl. deprec. & amort.	(4,649.6)	-	-	(639.4)	(5,289.0)	13.8%	13.8%
COGS/hl excl. deprec. & amort. (R$)	(157.2)	-	-	(17.3)	(174.5)	11.0%	11.0%
Gross profit	4,500.1	-	-	754.3	5,254.4	16.8%	16.8%
% Gross margin	46.9%				47.6%	70 bps	70 bps
SG&A excl. deprec. & amort.	(2,575.7)	-	-	(297.2)	(2,872.9)	11.5%	11.5%
SG&A deprec. & amort.	(330.9)	-	-	(105.8)	(436.8)	32.0%	32.0%
SG&A total	(2,906.7)	-	-	(403.0)	(3,309.7)	13.9%	13.9%
Other operating income/(expenses)	336.8	(91.5)	-	201.3	446.6	32.6%	82.0%
Normalized Operating Profit	1,930.3	(91.5)	-	552.5	2,391.4	23.9%	30.0%
% Normalized Operating margin	20.1%	0.0%	0.0%	0.0%	21.6%	150 bps	240 bps
Normalized EBITDA	2,709.7	(91.5)	-	713.2	3,331.5	22.9%	27.2%
% Normalized EBITDA margin	28.2%				30.2%	200 bps	290 bps

5 Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 356.0 (12.8% organic growth) and R$ (167.1) (12.4% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): sequential improvement mainly in the Dominican Republic

•	Operating performance: despite positive performance in the Dominican Republic, volumes declined by 5.0% driven mostly by Panama. Net revenue was up 3.9%, with NR/hl growing by 9.3% due to revenue management initiatives. Inflationary pressure continued to impact COGS – mainly with respect to commodities, fuel and ocean freight, as the region relies on a higher mix of imported products – and SG&A was impacted by higher investments in sales and marketing in the face of strong comparable due to 1Q22 savings in the context of supply chain constraints. Gross margin increased by 240 bps, and Normalized EBITDA decreased by 2.1%, with Normalized EBITDA margin contraction of 230 bps.
•	Commercial highlights: in the Dominican Republic, we continued to see the results of our initiatives and as macro improved slightly, our core brands’ volumes outperformed the rest of the portfolio led by Presidente, lapping 1Q22 supply chain constraints. As to our B2B digital platform BEES, it achieved all-time-high Net Promoter Score (NPS) once again in the Dominican Republic, while continuing to expand in Panama, where it represented 77% of the country’s net revenue in the quarter (+7% versus 1Q22).
CAC[6]	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,882.2	-		(143.3)	2,738.9	-5.0%	-5.0%

Net revenue	2,282.9	-	(65.7)	88.5	2,305.6	1.0%	3.9%
Net revenue/hl (R$)	792.0	-	(24.0)	73.7	841.8	6.3%	9.3%
COGS	(1,165.8)	-	32.0	9.8	(1,124.0)	-3.6%	-0.8%
COGS/hl (R$)	(404.5)	-	11.7	(17.6)	(410.4)	1.5%	4.3%
COGS excl. deprec. & amort.	(1,067.6)	-	29.1	15.5	(1,023.0)	-4.2%	-1.4%
COGS/hl excl. deprec. & amort. (R$)	(370.4)	-	10.6	(13.7)	(373.5)	0.8%	3.7%
Gross profit	1,117.1	-	(33.7)	98.3	1,181.6	5.8%	8.8%
% Gross margin	48.9%				51.3%	240 bps	240 bps
SG&A excl. deprec. & amort.	(346.9)	-	13.7	(110.2)	(443.3)	27.8%	31.8%
SG&A deprec. & amort.	(47.3)	-	1.8	(13.2)	(58.7)	24.1%	27.9%
SG&A total	(394.2)	-	15.6	(123.4)	(502.0)	27.4%	31.3%
Other operating income/(expenses)	24.1	-	(0.3)	(12.6)	11.2	-53.5%	-52.3%
Normalized Operating Profit	747.0	-	(18.5)	(37.7)	690.8	-7.5%	-5.1%
% Normalized Operating margin	32.7%	0.0%	0.0%	0.0%	30.0%	-270 bps	-280 bps
Normalized EBITDA	892.5	-	(23.2)	(18.9)	850.5	-4.7%	-2.1%
% Normalized EBITDA margin	39.1%				36.9%	-220 bps	-230 bps

6 Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 808.8 (11.8% organic growth) and R$ (343.4) (8.7% organic growth), respectively.

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Latin America South (LAS): consistent NR/hl performance more than offset volumes impacted by inflationary pressures, driving Normalized EBITDA growth ahead of top line

•	Operating performance: volumes declined by 7.8% due primarily to inflationary pressures impacting purchasing power in Argentina and Chile, and continued low temperatures in Paraguay. Nevertheless, Bolivia delivered a positive volume performance. Net revenue was up 66.3%, with NR/hl growing by 80.3% driven by revenue management initiatives in highly inflationary environments. Despite continued inflationary pressures over COGS and SG&A, mainly on commodities prices and fuel, especially in Argentina, Chile and Paraguay, Normalized EBITDA grew by 97.0%, with Normalized EBITDA margin expansion of 600bps.
•	Commercial highlights: in Argentina, our premium brands gained mix led by Corona. In Chile, we continued to expand distribution with our partnership with Coca-Cola bottlers. In Paraguay, we gained market share according to our estimates, and our core plus brands grew volumes by mid-teens, outperforming the rest of the portfolio. In Bolivia, our 235ml returnable presentations gained weight sequentially once again. As for our B2B digital platform, BEES represented 75% of net revenue in Argentina, and 80% in Paraguay (+13% and +17% versus 1Q22, respectively).
LAS[7]	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	10,807.2			(837.8)	9,969.4	-7.8%	-7.8%

Net revenue	4,602.6		(2,523.0)	3,052.3	5,131.9	11.5%	66.3%
Net revenue/hl (R$)	425.9		(253.1)	342.0	514.8	20.9%	80.3%
COGS	(2,336.1)		996.7	(993.5)	(2,332.9)	-0.1%	42.5%
COGS/hl (R$)	(216.2)		100.0	(117.8)	(234.0)	8.3%	54.5%
COGS excl. deprec. & amort.	(2,141.1)		892.5	(881.4)	(2,129.9)	-0.5%	41.2%
COGS/hl excl. deprec. & amort. (R$)	(198.1)		89.5	(105.1)	(213.6)	7.8%	53.0%
Gross profit	2,266.5	-	(1,526.2)	2,058.8	2,799.1	23.5%	90.8%
% Gross margin	49.2%				54.5%	530 bps	730 bps
SG&A excl. deprec. & amort.	(980.8)	-	551.3	(719.3)	(1,148.7)	17.1%	73.3%
SG&A deprec. & amort.	(87.4)	-	46.7	(56.9)	(97.7)	11.7%	65.1%
SG&A total	(1,068.2)	-	598.0	(776.2)	(1,246.4)	16.7%	72.7%
Other operating income/(expenses)	22.9	-	(13.9)	7.5	16.5	-27.9%	32.8%
Normalized Operating Profit	1,221.2	-	(942.1)	1,290.1	1,569.2	28.5%	105.6%
% Normalized Operating margin	26.5%	0.0%	0.0%	0.0%	30.6%	410 bps	630 bps
Normalized EBITDA	1,503.7	-	(1,093.0)	1,459.2	1,869.9	24.4%	97.0%
% Normalized EBITDA margin	32.7%				36.4%	370 bps	600 bps

7 Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 509.2 (78.7% organic growth) and R$ (209.0) (50.0% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 16.

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Canada: volume growth and NR/hl performance driving both top line and bottom line growth

•	Operating performance: volume grew by 5.0% as a result of disciplined commercial execution combined with both beer and beyond beer industries improving as we lapped historical slowdown in beginning 2022. Net revenue was up 15.1%, with NR/hl growing by 9.6% driven by revenue management initiatives as well as a positive channel and brand mix. Although COGS and SG&A continued to be impacted by inflationary pressures, mainly by commodities and freight, respectively, Normalized EBITDA increased by 3.5%, with Normalized EBITDA margin contraction of 210 bps.
•	Commercial highlights: both our beer and beyond brands gained market share according to our estimates. Brand health of our beer portfolio increased mainly driven by core plus and premium segments, with a highlight to Corona, Michelob Ultra and Stella Artois. Our premium brands outperformed the rest of the portfolio, growing volumes in the low teens, led by the Corona family, Negra Modelo and Becks. Within the beyond beer segment, volume growth was mostly driven by NUTRL and Mike’s. As for the roll-out of our B2B platform, BEES is now live in two Canadian provinces, Newfoundland and Quebec, with more than 85% of customers ordering our products digitally in the latter.
Canada	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	1,806.5	-		90.0	1,896.5	5.0%	5.0%

Net revenue	1,955.5	-	(202.5)	294.5	2,047.5	4.7%	15.1%
Net revenue/hl (R$)	1,082.5	-	(106.8)	103.9	1,079.6	-0.3%	9.6%
COGS	(814.5)	-	87.3	(155.3)	(882.6)	8.4%	19.1%
COGS/hl (R$)	(450.9)	-	46.0	(60.5)	(465.4)	3.2%	13.4%
COGS excl. deprec. & amort.	(753.5)	-	81.6	(153.4)	(825.3)	9.5%	20.4%
COGS/hl excl. deprec. & amort. (R$)	(417.1)	-	43.0	(61.1)	(435.2)	4.3%	14.6%
Gross profit	1,141.0	-	(115.2)	139.2	1,164.9	2.1%	12.2%
% Gross margin	58.3%				56.9%	-140 bps	-140 bps
SG&A excl. deprec. & amort.	(787.9)	-	82.7	(131.2)	(836.3)	6.1%	16.6%
SG&A deprec. & amort.	(62.5)	-	6.8	(13.4)	(69.1)	10.6%	21.5%
SG&A total	(850.4)	-	89.6	(144.6)	(905.4)	6.5%	17.0%
Other operating income/(expenses)	2.9	-	(0.7)	4.5	6.7	134.1%	157.3%
Normalized Operating Profit	293.5	-	(26.3)	(0.9)	266.2	-9.3%	-0.3%
% Normalized Operating margin	15.0%	0.0%	0.0%	0.0%	13.0%	-200 bps	-200 bps
Normalized EBITDA	417.0	-	(38.8)	14.5	392.6	-5.8%	3.5%
% Normalized EBITDA margin	21.3%				19.2%	-210 bps	-210 bps

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AMBEV CONSOLIDATED

Ambev[8]	1Q22	Scope	Currency Translation	Organic Growth	1Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	45,082.3		-	(161.1)	44,921.2	-0.4%	-0.4%

Net revenue	18,439.2		(2,791.2)	4,883.8	20,531.7	11.3%	26.5%
Net revenue/hl (R$)	409.0		(62.1)	110.2	457.1	11.7%	26.9%
COGS	(9,414.5)		1,116.0	(1,833.2)	(10,131.7)	7.6%	19.5%
COGS/hl (R$)	(208.8)		24.8	(41.6)	(225.5)	8.0%	19.9%
COGS excl. deprec. & amort.	(8,611.7)		1,003.2	(1,658.7)	(9,267.1)	7.6%	19.3%
COGS/hl excl. deprec. & amort. (R$)	(191.0)		22.3	(37.6)	(206.3)	8.0%	19.7%
Gross profit	9,024.7	-	(1,675.2)	3,050.5	10,400.1	15.2%	33.8%
% Gross margin	48.9%				50.7%	180 bps	290 bps
SG&A excl. deprec. & amort.	(4,691.2)	-	647.8	(1,257.8)	(5,301.3)	13.0%	26.8%
SG&A deprec. & amort.	(528.2)	-	55.3	(189.4)	(662.3)	25.4%	35.9%
SG&A total	(5,219.4)	-	703.1	(1,447.2)	(5,963.5)	14.3%	27.7%
Other operating income/(expenses)	386.7	(91.5)	(14.9)	200.7	481.1	24.4%	68.0%
Normalized Operating Profit	4,192.0	(91.5)	(986.9)	1,804.0	4,917.6	17.3%	44.0%
% Normalized Operating margin	22.7%	0.0%	0.0%	0.0%	24.0%	0 bps	310 bps
Exceptional items above EBITDA	(27.2)	-	1.8	(2.5)	(27.9)	2.4%	9.1%
Net finance results	(596.7)				(997.9)	67.2%
Share of results of joint ventures	(2.4)				(14.2)	nm
Income tax expense	(36.8)				(58.4)	58.8%

Profit	3,528.8				3,819.2	8.2%
Attributable to Ambev holders	3,412.8				3,699.6	8.4%
Attributable to non-controlling interests	116.1				119.7	3.1%

Normalized profit	3,551.6				3,839.8	8.1%
Attributable to Ambev holders	3,434.9				3,719.8	8.3%

Normalized EBITDA	5,522.9	(91.5)	(1,155.0)	2,168.0	6,444.4	16.7%	39.9%
% Normalized EBITDA margin	30.0%				31.4%	140 bps	310 bps

8 Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 448.2 (27.4% organic growth) and R$ (198.5) (20.7% organic growth), respectively. The scope changes refer to tax credits and related effects in Brazil.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	1Q22	1Q23
R$ million

Government grants/NPV of long term fiscal incentives	232.4	369.5
Credits/(debits) taxes extemporaneous	91.5
(Additions to)/reversals of provisions	(12.6)	(8.3)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	33.4	28.1
Net other operating income/(expenses)	42.1	91.8

Other operating income/(expenses)	386.7	481.1

EXCEPTIONAL ITEMS

Exceptional items correspond to restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	1Q22	1Q23
R$ million

Restructuring	(16.6)	(27.9)
COVID-19 impact	(10.7)	-

Exceptional Items	(27.2)	(27.9)

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NET FINANCE RESULTS

Net finance results in 1Q23 totaled R$ (997.9) million, a decrease of R$ 401.2 million compared to 1Q22, broken down as follows:

•	Interest income totaled R$ 344.4 million, mainly explained by: (i) interest income of R$ 90.4 million from cash balance investments mainly in Brazil, and (ii) interest rate update on Brazilian tax credits of R$ 159.7 million.
•	Interest expense totaled R$ 616.8 million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ 367.8 million, (ii) CND put option interest accruals of R$ 45.7 million, (iii) interest on fiscal incentives of R$ 38.8 million, and (iv) lease liabilities interest accruals of R$ 50.1 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 639.6 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 512 million in Argentina, with approximately 88% carry cost, and (ii) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 7.0% carry cost.
•	Losses on non-derivative instruments of R$ 260.6 million, mainly explained by non-cash losses on intercompany balance sheet consolidation and third-party payables.
•	Taxes on financial transactions of R$ 58.4 million.
•	Other financial expenses of R$56.7 million, mainly explained by taxes on financial transactions, accruals on legal contingencies, letter of credit expenses and bank fees.
•	Non-cash financial income of R$ 289.9 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	1Q22	1Q23
R$ million

Interest income	397.3	344.4
Interest expenses	(397.8)	(616.8)
Gains/(losses) on derivative instruments	(707.7)	(639.6)
Gains/(losses) on non-derivative instruments	(122.1)	(260.6)
Taxes on financial transactions	(60.7)	(58.4)
Other net financial income/(expenses)	(36.8)	(56.7)
Hyperinflation Argentina	331.1	289.9

Net finance results	(596.7)	(997.9)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2022			March 31, 2023
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	754.3	2,077.9	2,832.2	928.8	1,915.6	2,844.4
Foreign Currency	228.2	710.3	938.5	209.2	735.8	945.0
Consolidated Debt	982.6	2,788.1	3,770.7	1,138.0	2,651.3	3,789.4

Cash and Cash Equivalents less Bank Overdrafts			14,852.1			12,057.0
Current Investment Securities			454.5			365.3

Net debt/(cash)			(11,535.9)			(8,632.9)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	1Q22	1Q23
R$ million

Profit before tax	3,565.6	3,877.7

Adjustment on taxable basis
Non-taxable other income	(81.1)	(150.4)
Government grants (VAT)	(486.3)	(682.7)
Share of results of joint ventures	2.4	14.2
Expenses not deductible	7.4	16.2
Worldwide taxation	145.9	146.4
Total	3,153.9	3,221.3
Aggregated weighted nominal tax rate	29.0%	30.3%
Taxes – nominal rate	(913.0)	(976.6)

Adjustment on tax expense
Income tax incentive	21.4	28.0
Deductible interest on shareholders’ equity	746.6	856.7
Tax savings from goodwill amortization	14.3	4.3
Withholding income tax	170.6	(57.6)
Argentina's hyperinflation effect	(37.5)	(120.6)
Other tax adjustments	(39.2)	207.4

Income tax and social contribution expense	(36.8)	(58.4)
Effective tax rate	1.0%	1.5%

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SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2023.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,729,567,113	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,406,419,733	28.0%
Outstanding	15,745,974,147	100.0%
Treasury	7,859,137
TOTAL	15,753,833,284
Free float B3	2,994,818,295	19.0%
Free float NYSE	1,411,601,438	9.0%

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2023 closing rate for 1Q23).

The 1Q23 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q23 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 1Q23 results at the closing exchange rate of March 31, 2023, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q22 and 1Q23 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q22	1Q23
Indexation(1)	125.3	193.3
Currency(2)	(496.9)	(422.6)
Total Impact	(371.6)	(229.3)
Normalized EBITDA
R$ million	1Q22	1Q23
Indexation(1)	29.9	22.5
Currency(2)	(181.6)	(183.6)
Total Impact	(151.7)	(161.1)
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q23, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 289.9 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 109.9 million, (iii) a negative impact on the Normalized Profit of R$ 110.1 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q22	1Q23
R$ million

Profit - Ambev holders	3,412.8	3,699.6
Non-controlling interest	116.1	119.7
Income tax expense	36.8	58.4
Profit before taxes	3,565.6	3,877.7
Share of results of joint ventures	2.4	14.2
Net finance results	596.7	997.9
Exceptional items	27.2	27.9
Normalized Operating Profit	4,192.0	4,917.6
Depreciation & amortization - total	1,331.0	1,526.8
Normalized EBITDA	5,522.9	6,444.4
Exceptional items	(27.2)	(27.9)
Share of results of joint ventures	(2.4)	(14.2)
EBITDA	5,493.3	6,402.4

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1Q 2023 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	May 4, 2023 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+55 (11) 4090-1621 / +55 (11) 3181-8565
	US participants (toll free)	+1 (844) 204-8942
	International participants	+1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: the conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/1q23.htm

Portuguese: https://choruscall.com.br/ambev/1t23.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Tatiana Coimbra Castello Branco

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	tatiana.branco@ambev.com.br

ri.ambev.com.br

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NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2022 (1Q22). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q22	1Q23%		1Q22	1Q23%		1Q22	1Q23%		1Q22	1Q23%		1Q22	1Q23%		1Q22	1Q23%		1Q22	1Q23%
Volume ('000 hl)	22,011.4	22,191.3	0.8%	7,575.0	8,125.1	7.3%	29,586.4	30,316.4	2.5%	2,882.2	2,738.9	-5.0%	10,807.2	9,969.4	-7.8%	1,806.5	1,896.5	5.0%	45,082.3	44,921.2	-0.4%

R$ million
Net revenue	8,100.2	9,270.2	14.4%	1,498.0	1,776.6	18.6%	9,598.2	11,046.7	15.1%	2,282.9	2,305.6	3.9%	4,602.6	5,131.9	66.3%	1,955.5	2,047.5	15.1%	18,439.2	20,531.7	26.5%
% of total	43.9%	45.2%		8.1%	8.7%		52.1%	53.8%		12.4%	11.2%		25.0%	25.0%		10.6%	10.0%		100.0%	100.0%
COGS	(4,192.2)	(4,791.5)	14.3%	(905.9)	(1,000.8)	10.5%	(5,098.1)	(5,792.3)	13.6%	(1,165.8)	(1,124.0)	-0.8%	(2,336.1)	(2,332.9)	42.5%	(814.5)	(882.6)	19.1%	(9,414.5)	(10,131.7)	19.5%
% of total	44.5%	47.3%		9.6%	9.9%		54.2%	57.2%		12.4%	11.1%		24.8%	23.0%		8.7%	8.7%		100.0%	100.0%
Gross profit	3,908.0	4,478.7	14.6%	592.1	775.8	31.0%	4,500.1	5,254.4	16.8%	1,117.1	1,181.6	8.8%	2,266.5	2,799.1	90.8%	1,141.0	1,164.9	12.2%	9,024.7	10,400.1	33.8%
% of total	43.3%	43.1%		6.6%	7.5%		49.9%	50.5%		12.4%	11.4%		25.1%	26.9%		12.6%	11.2%		100.0%	100.0%
SG&A	(2,511.3)	(2,798.6)	11.4%	(395.3)	(511.1)	29.3%	(2,906.7)	(3,309.7)	13.9%	(394.2)	(502.0)	31.3%	(1,068.2)	(1,246.4)	72.7%	(850.4)	(905.4)	17.0%	(5,219.4)	(5,963.5)	27.7%
% of total	48.1%	46.9%		7.6%	8.6%		55.7%	55.5%		7.6%	8.4%		20.5%	20.9%		16.3%	15.2%		100.0%	100.0%
Other operating income/(expenses)	282.1	348.8	70.7%	54.7	97.8	138.5%	336.8	446.6	82.0%	24.1	11.2	-52.3%	22.9	16.5	32.8%	2.9	6.7	157.3%	386.7	481.1	68.0%
% of total	72.9%	72.5%		14.2%	20.3%		87.1%	92.8%		6.2%	2.3%		5.9%	3.4%		0.7%	1.4%		100.0%	100.0%
Normalized Operating Profit	1,678.8	2,028.9	26.7%	251.5	362.5	52.4%	1,930.3	2,391.4	30.0%	747.0	690.8	-5.1%	1,221.2	1,569.2	105.6%	293.5	266.2	-0.3%	4,192.0	4,917.6	44.0%
% of total	40.0%	41.3%		6.0%	7.4%		46.0%	48.6%		17.8%	14.0%		29.1%	31.9%		7.0%	5.4%		100.0%	100.0%
Normalized EBITDA	2,364.7	2,844.2	24.4%	345.0	487.3	47.1%	2,709.7	3,331.5	27.2%	892.5	850.5	-2.1%	1,503.7	1,869.9	97.0%	417.0	392.6	3.5%	5,522.9	6,444.4	39.9%
% of total	42.8%	44.1%		6.2%	7.6%		49.1%	51.7%		16.2%	13.2%		27.2%	29.0%		7.5%	6.1%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-51.8%	-51.7%		-60.5%	-56.3%		-53.1%	-52.4%		-51.1%	-48.7%		-50.8%	-45.5%		-41.7%	-43.1%		-51.1%	-49.3%
Gross profit	48.2%	48.3%		39.5%	43.7%		46.9%	47.6%		48.9%	51.3%		49.2%	54.5%		58.3%	56.9%		48.9%	50.7%
SG&A	-31.0%	-30.2%		-26.4%	-28.8%		-30.3%	-30.0%		-17.3%	-21.8%		-23.2%	-24.3%		-43.5%	-44.2%		-28.3%	-29.0%
Other operating income/(expenses)	3.5%	3.8%		3.7%	5.5%		3.5%	4.0%		1.1%	0.5%		0.5%	0.3%		0.1%	0.3%		2.1%	2.3%
Normalized Operating Profit	20.7%	21.9%		16.8%	20.4%		20.1%	21.6%		32.7%	30.0%		26.5%	30.6%		15.0%	13.0%		22.7%	24.0%
Normalized EBITDA	29.2%	30.7%		23.0%	27.4%		28.2%	30.2%		39.1%	36.9%		32.7%	36.4%		21.3%	19.2%		30.0%	31.4%

Per hectoliter - (R$/hl)
Net revenue	368.0	417.7	13.5%	197.8	218.7	10.6%	324.4	364.4	12.3%	792.0	841.8	9.3%	425.9	514.8	80.3%	1,082.5	1,079.6	9.6%	409.0	457.1	26.9%
COGS	(190.5)	(215.9)	13.4%	(119.6)	(123.2)	3.0%	(172.3)	(191.1)	10.9%	(404.5)	(410.4)	4.3%	(216.2)	(234.0)	54.5%	(450.9)	(465.4)	13.4%	(208.8)	(225.5)	19.9%
Gross profit	177.5	201.8	13.7%	78.2	95.5	22.1%	152.1	173.3	13.9%	387.6	431.4	14.5%	209.7	280.8	106.9%	631.6	614.3	6.9%	200.2	231.5	34.3%
SG&A	(114.1)	(126.1)	10.5%	(52.2)	(62.9)	20.5%	(98.2)	(109.2)	11.1%	(136.8)	(183.3)	38.2%	(98.8)	(125.0)	87.2%	(470.7)	(477.4)	11.5%	(115.8)	(132.8)	28.2%
Other operating income/(expenses)	12.8	15.7	69.3%	7.2	12.0	122.3%	11.4	14.7	77.7%	8.4	4.1	nm	2.1	1.7	nm	1.6	3.6	145.1%	8.6	10.7	68.6%
Normalized Operating Profit	76.3	91.4	25.7%	33.2	44.6	42.1%	65.2	78.9	26.9%	259.2	252.2	-0.1%	113.0	157.4	122.9%	162.5	140.4	-5.0%	93.0	109.5	44.5%
Normalized EBITDA	107.4	128.2	23.4%	45.5	60.0	37.1%	91.6	109.9	24.2%	309.7	310.5	3.0%	139.1	187.6	113.6%	230.8	207.0	-1.4%	122.5	143.5	40.4%

ambev.com.br	Press Release - May 4, 2023

Page | 21

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2022	March 31, 2023

Assets
Current assets
Cash and cash equivalents	14,926.4	12,214.1
Investment securities	454.5	365.3
Trade receivables	5,349.1	5,046.7
Derivative financial instruments	272.3	352.0
Inventories	12,923.0	13,030.9
Income tax and social contributions receivable	1,808.7	1,905.5
Recoverable indirect taxes	1,044.8	1,144.2
Other assets	1,037.9	1,320.2
Total	37,816.7	35,378.7

Non-current assets
Investment securities	219.1	250.6
Derivative financial instruments	1.5
Income tax and social contributions receivable	4,607.5	4,453.3
Recoverable indirect taxes	6,708.8	6,663.5
Deferred tax assets	6,438.8	7,213.6
Other assets	1,905.2	1,887.8
Employee benefits	56.6	55.6
Long term assets	19,937.5	20,524.5

Investments in joint ventures	331.9	338.2
Property, plant and equipment	30,055.7	29,790.6
Intangible	9,222.2	9,250.4
Goodwill	40,594.0	40,184.4
Total	100,141.4	100,088.0

Total assets	137,958.1	135,466.7

Equity and liabilities
Current liabilities
Trade payables	24,328.5	21,623.1
Derivative financial instruments	729.4	1,136.6
Interest-bearing loans and borrowings	982.6	1,138.0
Bank overdrafts	74.3	157.1
Payroll and social security payables	2,335.8	1,773.6
Dividends and interest on shareholder´s equity payable	1,464.8	1,442.7
Income tax and social contribution payable	1,118.6	1,212.4
Taxes and contributions payable	5,812.9	3,448.3
Put option granted on subsidiaries and other liabilities	3,512.8	3,518.2
Provisions	180.7	182.3
Total	40,540.5	35,632.4

Non-current liabilities
Trade payables	509.4	479.0
Derivative financial instruments	-	4.2
Interest-bearing loans and borrowings	2,788.1	2,651.3
Deferred tax liabilities	3,725.7	3,759.8
Income tax and social contribution payable	1,598.6	1,573.8
Taxes and contributions payable	671.0	465.5
Put option granted on subsidiary and other liabilities	1,896.8	1,680.1
Provisions	739.0	731.8
Employee benefits	2,161.1	2,051.9
Total	14,089.7	13,397.5

Total liabilities	54,630.3	49,029.9

Equity
Issued capital	58,130.5	58,177.9
Reserves	92,246.6	92,312.7
Comprehensive income	(68,421.5)	(70,460.5)
Retained earnings	-	4,969.5
Equity attributable to equity holders of Ambev	81,955.6	84,999.6
Non-controlling interests	1,372.2	1,437.3
Total Equity	83,327.8	86,436.9

Total equity and liabilities	137,958.1	135,466.7

ambev.com.br	Press Release - May 4, 2023

Page | 22

CONSOLIDATED INCOME STATEMENT	1Q22	1Q23
R$ million

Net revenue	18,439.2	20,531.7
Cost of goods sold	(9,414.5)	(10,131.7)
Gross profit	9,024.7	10,400.1

Distribution expenses	(2,529.0)	(2,916.7)
Sales and marketing expenses	(1,517.0)	(1,741.3)
Administrative expenses	(1,173.4)	(1,305.6)
Other operating income/(expenses)	386.7	481.1

Normalized Operating Profit	4,192.0	4,917.6

Exceptional items	(27.2)	(27.9)

Income from operations	4,164.7	4,889.7

Net finance results	(596.7)	(997.9)
Share of results of joint ventures	(2.4)	(14.2)

Profit before income tax	3,565.6	3,877.7

Income tax expense	(36.8)	(58.4)

Profit	3,528.8	3,819.2
Equity holders of Ambev	3,412.8	3,699.6
Non-controlling interest	116.1	119.7

Basic earnings per share (R$)	0.22	0.23
Diluted earnings per share (R$)	0.22	0.23

Normalized Profit	3,551.6	3,839.8

Normalized basic earnings per share (R$)	0.22	0.24
Normalized diluted earnings per share (R$)	0.22	0.23

Nº of basic shares outstanding (million of shares)	15,740.6	15,743.1
Nº of diluted shares outstanding (million if shares)	15,853.3	15,842.4

ambev.com.br	Press Release - May 4, 2023

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CONSOLIDATED STATEMENT OF CASH FLOWS	1Q22	1Q23
R$ million

Profit	3,528.8	3,819.2
Depreciation, amortization and impairment	1,331.0	1,526.8
Impairment losses on receivables and inventories	72.1	109.4
Additions/(reversals) in provisions and employee benefits	10.4	24.0
Net finance cost	596.7	997.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(33.4)	(28.1)
Equity-settled share-based payment expense	77.9	77.2
Income tax expense	36.8	58.4
Share of result of joint ventures	2.4	14.2
Hedge operations results	(355.7)	(104.8)
Other non-cash items included in the profit	(14.9)	-
Cash flow from operating activities before changes in working capital and provisions	5,252.1	6,494.2
(Increase)/decrease in trade and other receivables	857.1	(256.3)
(Increase)/decrease in inventories	(1,252.1)	(496.4)
Increase/(decrease) in trade and other payables	(2,637.6)	(4,092.0)
Cash generated from operations	2,219.6	1,649.4
Interest paid	(76.2)	(140.7)
Interest received	119.5	163.9
Dividends received	2.1	4.9
Income tax and social contributions paid	(1,745.2)	(2,253.9)
Cash flow from operating activities	519.8	(576.3)

Proceeds from sale of property, plant, equipment and intangible assets	37.3	23.8
Proceeds from sale of operations in subsidiaries	-	-
Acquisition of property, plant, equipment and intangible assets	(888.5)	(1,153.0)
Acquisition of subsidiaries, net of cash acquired	(2.4)	-
Acquisition of other investments	-	(6.5)
(Investments)/net proceeds of debt securities	546.4	54.9
Net proceeds/(acquisition) of other assets	-	-
Cash flow used in investing activities	(307.2)	(1,080.7)

Capital increase	23.8	14.5
Proceeds/(repurchase) of shares	(7.8)	(4.9)
Acquisition of non-controlling interests	-	-
Proceeds from borrowings	59.0	45.4
Repayment of borrowings	(46.4)	(77.2)
Cash net finance costs other than interests	(2,560.8)	(727.3)
Payment of lease liabilities	(165.4)	(228.7)
Dividends and interest on shareholders’ equity paid	(22.0)	(38.2)
Cash flow from financing activities	(2,719.6)	(1,016.3)

Net increase/(decrease) in Cash and cash equivalents	(2,507.1)	(2,673.3)
Cash and cash equivalents less bank overdrafts at the beginning of the period	16,597.2	14,852.1
Effect of exchange rate fluctuations	(1,293.7)	(121.8)
Cash and cash equivalents less bank overdrafts at the end of the period	12,796.5	12,057.0

ambev.com.br	Press Release - May 4, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer